UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Current Report on Form 6-K includes (i) the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014 and 2015 of SouFun Holdings Limited (the “Company”), attached hereto as Exhibit 99.1 and (ii) the Company’s management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2014 and 2015, attached hereto as Exhibit 99.2.

This Form 6-K does not attempt to modify or update any other disclosure set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 that was filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2015 and an amendment thereto filed with the SEC on August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 18, 2015

Exhibit Index

Exhibit 99.1—Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2014 and 2015

Exhibit 99.2—Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2014 and 2015